UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For July 28, 2026

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Ltd
Registration number: 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” or “Company”)

Harmony reduces funding costs and strengthens liquidity through oversubscribed multi-currency syndicated facilities

Johannesburg. Tuesday, 28 July 2026. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) announces that it has concluded new syndicated multi-tranche, multi-currency loan facilities (“the transaction”), comprising US$500 million, A$500 million and R7 billion as set out below.

The transaction reduces Harmony’s funding costs relative to the refinanced facilities, extends its maturity profile and strengthens liquidity, while demonstrating strong support from the banking market.

The facilities will be used, in part, to refinance Harmony’s existing US$ and Rand syndicated facilities entered into in 2022, to refinance the MAC Copper acquisition bridge facility, and to support general corporate purposes.

“The successful conclusion of these facilities reduces Harmony’s funding costs, strengthens liquidity and optimises our capital structure,” said Beyers Nel, chief executive officer of Harmony. “Importantly, the transaction extends our maturity profile and provides funding capacity in the currencies most relevant to our growth pipeline. This ensures that our balance sheet remains well-positioned to support disciplined investment in our strategic growth objectives while creating sustainable value for our stakeholders.”

Harmony has introduced Australian dollar-denominated funding, reflecting the evolution of its asset portfolio following the acquisition of MAC Copper (total transaction value of about US$1.25 billion) and the development of the Eva Copper Project (about US$1.55 to US$1.75 billion). As the Group builds a meaningful Australian copper business alongside its South African gold operations, this funding structure improves financial flexibility, enhances the alignment between funding sources and underlying assets, and supports the disciplined execution of Harmony's long-term growth strategy.

Citi and Nedbank Limited (acting through its Nedbank Corporate and Investment Banking Division) (Nedbank) acted as joint global coordinators and mandated lead arrangers on the refinancing. The financing attracted strong support from the banking market, with approximately 93% lender participation and commitments totalling around three times the targeted amount. The significant oversubscription reflects the strength of lender confidence in Harmony and resulted in a substantial scale-back of commitments.

The syndicated, multi-currency, multi-tranche loan facilities include the following components:

Facility	RCF[1]	RCF	Term	RCF	Term
Currency	USD	AUD	AUD	ZAR	ZAR
Amount (million)	500	250	250	4 000	3 000
Base Rate	SOFR[2]	BBSY[3]	BBSY	ZARONIA[4]	ZARONIA
Initial Margin	220	220	250	200	220
Term	3 Years + 2 one-year extension options				6.5 years
Sustainability	SLL[5]				Green loan
1 Revolving credit facility; 2 Secured Overnight Financing Rate; 3 Bank Bill Swap Bid Rate; 4 South African Rand Overnight Index Average; 5 Sustainability-linked loan

The four sustainability-linked loans have an original term to maturity of three years and include two one-year extension options, which could extend the final maturity date by a further two years.

These loans align with the Company’s Environmental, Social and Governance (ESG) and sustainable development targets. As part of the transaction, Harmony and the lending group have agreed on progressive sustainability targets, or key performance indicators (“KPIs”), over the next three financial years:

KPI 1: Renewable energy – cumulative renewable electricity installed capacity
KPI 2: Potable water consumption – reduction in potable water consumption from external sources
KPI 3: Mine community development spend – additional annual expenditure on committed mine community development initiatives

If the KPIs are met, Harmony will receive a margin reduction of up to 5 basis points, while a similar margin increase will apply if all targets are missed. The transaction does not result in any changes to Harmony’s debt covenants.

The successful refinancing further reinforces Harmony’s liquidity position, enhances funding efficiency and supports the disciplined execution of the Company’s strategic priorities. The transaction also reflects continued confidence from Harmony’s lending group and preserves a prudent capital structure as the Company advances its long-term growth objectives.

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

28 July 2026

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

FORWARD-LOOKING STATEMENTS

This market release contains forward-looking statements within the meaning of the safe harbour provided by Section 21E of the Exchange Act and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), with respect to our financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to our future business prospects, revenues, and the potential benefit of acquisitions (including statements regarding growth and cost savings) wherever they may occur in this market release, are necessarily estimates reflecting the best judgement of our senior management and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this market release.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in South Africa, Papua New Guinea, Australia and elsewhere; the impact from, and measures taken to address, Covid-19 and other contagious diseases, such as HIV and tuberculosis; high and rising inflation, supply chain issues, volatile commodity costs and other inflationary pressures exacerbated by the Russian invasion of Ukraine and subsequent sanctions; estimates of future earnings, and the sensitivity of earnings to gold and other metals prices; estimates of future gold and other metals production and sales; estimates of future cash costs; estimates of future cash flows, and the sensitivity of cash flows to gold and other metals prices; estimates of provision for silicosis settlement; increasing regulation of environmental and sustainability matters such as greenhouse gas emission and climate change, and the impact of climate change on our operations; estimates of future tax liabilities under the Carbon Tax Act (South Africa); statements regarding future debt repayments; estimates of future capital expenditures; the success of our business strategy, exploration and development activities and other initiatives; future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; estimates of reserves statements regarding future exploration results and the replacement of reserves; the ability to achieve anticipated efficiencies and other cost-savings in connection with past and future acquisitions, as well as at existing operations; fluctuations in the market price of gold and other metals; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions related to industrial action or health and safety incidents; power cost increases as well as power stoppages, fluctuations and usage constraints; ageing infrastructure, unplanned breakdowns and stoppages that may delay production, increase costs and industrial accidents; supply chain shortages and increases in the prices of production imports and the availability, terms and deployment of capital; our ability to hire and retain senior management, sufficiently technically-skilled employees, as well as our ability to achieve sufficient representation of historically disadvantaged persons in management positions or sufficient gender diversity in management positions or at Board level; our ability to comply with requirements that we operate in a sustainable manner and provide benefits to affected communities; potential liabilities related to occupational health diseases; changes in government regulation and the political environment, particularly tax and royalties, mining rights, health, safety, environmental regulation and business ownership including any interpretation thereof; court decisions affecting the mining industry, including, without limitation, regarding the interpretation of mining rights; our ability to protect our information technology and communication systems and the personal data we retain; risks related to the failure of internal controls; our ability to meet our environmental, social and corporate governance targets; the outcome of pending or future litigation or regulatory proceedings; fluctuations in exchange rates and currency devaluations and other macroeconomic monetary policies, as well as the impact of South African exchange control regulations; the adequacy of the Group’s insurance coverage; any further downgrade of South Africa’s credit rating and socio-economic or political instability in South Africa, Papua New Guinea, Australia and other countries in which we operate; changes in technical and economic assumptions underlying our mineral reserves estimates; geotechnical challenges due to the ageing of certain mines and a trend toward mining deeper pits and more complex, often deeper underground, deposits; and actual or alleged breach or breaches in governance processes, fraud, bribery or corruption at our operations that leads to censure, penalties or negative reputational impacts.

The foregoing factors and others described under “Risk Factors” in our Integrated Annual Report (www.har.co.za) and our Form 20-F should not be construed as exhaustive. We undertake no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this market release or to reflect the occurrence of unanticipated events, except as required by law. All subsequent written or oral forward-looking statements attributable to Harmony or any person acting on its behalf, are qualified by the cautionary statements herein. Any forward-looking information included in this market release is the sole responsibility of the Board.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: July 28, 2026	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director